EXHIBIT 12.1

Alliance Laundry Holdings Inc

Earnings to Fixed Charges

	Year Ended December 31,	January 28, 2005 through December 31,	January 1, 2005 through January 27,	Years Ended December 31,
	2006	2005	2005	2004	2003	2002
	Successor	Successor	Predecessor	Predecessor	Predecessor	Predecessor
Earnings:
Income (loss) before taxes	$(3,349)	$(1,819)	$(28,383)	$11,836	$15,974	$1,391
Fixed charges:
Interest expense	31,177	24,117	995	25,439	28,258	28,341
Rentals	906	476	25	441	360	337

Income (loss) before taxes and fixed charges	$28,734	$22,774	$(27,363)	$37,716	$44,592	$30,069

Fixed Charges	$32,083	$24,593	$1,020	$25,880	$28,618	$28,678
Ratio of earnings to fixed charges	—	—	—	1.5	1.6	1.0

(a) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income (loss) before income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges include interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense deemed to be attributable to interest. In 2006 the Successor earnings were inadequate to cover fixed charges. The amount of incremental earnings required to attain a ratio of 1.0 to 1.0 is $3.3 million. In 2005 the Successor earnings were inadequate to cover fixed charges. The amount of incremental earnings required to attain a ratio of 1.0 to 1.0 is $1.8 million. In 2005 the Predecessor earnings were inadequate to cover fixed charges. The amount of incremental earnings required to attain a ratio of 1.0 to 1.0 is $28.4 million.